Mail Stop 6010   March 19, 2008

Corporation Service Company
1133 Avenue of the Americas
Suite 3100
New York, NY 10036

Re: Evotec Aktiengesellschaft
Amendment No. 3 to
Registration Statement on Form F-4
File No. 333-148488
Filed March 12, 2008

Dear Sir or Madam:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Material U.S. Federal Income Tax Consequences, page 64
U.S. Federal Income Tax Consequences of the Merger, page 65

Material U.S. Federal Income Tax Consequences, page 206
U.S. Federal Income Tax Consequences of the Merger, page 207

1. We note your revisions to these sections in response to our prior comment 15. Please expand your disclosure to clarify that there is an exception in the case of a Renovis stockholder who is or will be a "five-percent transferee shareholder," within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii), and does not enter into a gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8T.

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As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dana Hartz at (202) 551-3648 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc:　　Daniel H. Follansbee, Esq.
　　　　Theodore M. Grannatt, Esq.
　　　　Mintz, Levin, Cohn, Ferris,
　　　　Glovsky and Popeo, P.C.
　　　　One Financial Center
　　　　Boston, MA 02111